Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated October 1, 2020 and the Prospectus dated December 7, 2017

Registration Statement No. 333-221935

Dated: October 1, 2020

Central Garden & Pet Company

Pricing Term Sheet

Change in Size of Offering:

The aggregate principal amount of the notes to be issued in the offering increased from $400,000,000 to $500,000,000. As a result, all information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to be updated to reflect this increase, including the corresponding reference to the amount of the notes in the “Capitalization” section. The net proceeds from the increased amount of the offering will be used for general corporate purposes.

Issuer:	Central Garden & Pet Company

Security description:	Senior Notes due 2030 (the “notes”)

Aggregate principal amount:	$500,000,000

Gross proceeds:	$500,000,000

Maturity date:	October 15, 2030

Coupon:	4.125%

Issue price:	100.000%, plus accrued and unpaid interest from October 16, 2020, if any

Yield to maturity:	4.125%

Interest payment dates:	October 15 and April 15, commencing April 15, 2021

Optional redemption:	Make-whole call at T+50 bps prior to October 15, 2025

On or after October 15, 2025, at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest:

On or after:	Price:
October 15, 2025	102.063%
October 15, 2026	101.375%
October 15, 2027	100.688%
October 15, 2028 and thereafter	100.000%

Optional redemption with equity proceeds:	Prior to October 15, 2023, up to 40% at a redemption price equal to 104.125% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon

Change of control:	Putable at 101% of the principal amount, plus accrued and unpaid interest

Trade date:	October 1, 2020

Settlement:	October 16, 2020 (T+10)

We expect to deliver the notes against payment therefor on or about October 16, 2020, which is expected to be the 10th business day following the pricing of the notes (such settlement being referred to as “T+10”). Pursuant to Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing and on the next two succeeding business days should consult their own advisors.

CUSIP/ISIN:	153527 AN6 / US153527AN61

Legal format:	SEC registered

Denominations/multiple:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	BofA Securities, Inc.
J.P. Morgan Securities LLC
Truist Securities, Inc.

Co-Managers:	BMO Capital Markets Corp.
KeyBanc Capital Markets Inc.
U.S. Bancorp Investments, Inc.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or J.P. Morgan Securities LLC collect at 1-212-834-4533 or Truist Securities, Inc. toll-free at 1-800-685-4786.

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